50 6/8/04

SECURITIES AND EXCHANGE COMMISSION 04019444
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/02 (date of inception) AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

RECEIVED JUN 03 2004 PROCESSING SECTION 107

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIO-IB, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third AVenue, 16th floor (Chrysler Center)
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theresa Dowling (212) 249-1046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Teresa Dowling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bio-IB, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fairfield County
Wilton Connecticut 4/6/04

My Commission Exp. June 30, 2004

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

BIO-IB, INC.
(formerly Axcel Capital Partners, Inc.)

For the period from April 1, 2002 (date of inception)
to December 31, 2003

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
BIO-IB, INC.
(formerly Axcel Capital Partners, Inc.)

We have audited the accompanying statement of financial condition of BIO-IB, Inc. (the "Company") (formerly Axcel Capital Partners, Inc.) as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the period from April 1, 2002 (date of inception) to December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIO-IB, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the period from April 1, 2002 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
April 22, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Bio-IB, Inc.
(formerly Axcel Capital Partners, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 18,012
Receivable from broker	1,228
Securities owned, at fair market value	12,570
Other assets	1,620
Total assets	$ 33,430

LIABILITIES AND STOCKHOLDER'S EQUITY

Miscellaneous liabilities	$ 4,884
Stockholder's equity	
Common stock, no par value; 1,500 shares authorized and outstanding	68,085
Retained deficit	(39,539)
Total stockholder's equity	28,546
Total liabilities and stockholder's equity	$ 33,430

The accompanying notes are an integral part of this statement.

Bio-IB, Inc.
(formerly Axcel Capital Partners, Inc.)

STATEMENT OF OPERATIONS

For the period from April 1, 2002 (date of inception) to December 31, 2003

Revenue	
Principal transactions	$ 9,938
Expenses	
Accounting fees	14,000
Management fees	12,412
Other operating expenses	23,065
Total expenses	49,477
NET LOSS	$(39,539)

The accompanying notes are an integral part of this statement.

Bio-IB, Inc.
(formerly Axcel Capital Partners, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the period from April 1, 2002 (date of inception) to December 31, 2003

	Common stock	Accumulated retained earnings (deficit)	Total stockholder's equity
Balance at April 1, 2002 (date of inception)	$68,085	$ -	$ 68,085
Net loss	-	(39,539)	(39,539)
Balance at December 31, 2003	$68,085	$(39,539)	$ 28,546

The accompanying notes are an integral part of this statement.

Bio-IB, Inc.
(formerly Axcel Capital Partners, Inc.)

STATEMENT OF CASH FLOWS

For the period from April 1, 2002 (date of inception) to December 31, 2003

Cash flows from operating activities	
Net loss	$(39,539)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in receivable from broker	(1,228)
Increase in securities owned, at fair market value	(12,570)
Increase in other assets	(1,620)
Increase in miscellaneous liabilities	4,884
Net cash used in operating activities	(50,073)
Cash flows from financing activities	
Issuance of common stock	68,085
Net increase in cash and cash equivalents	18,012
Cash and cash equivalents at April 1, 2002	-
Cash and cash equivalents at December 31, 2003	$ 18,012
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Interest	$ 3
Taxes	$ -

The accompanying notes are an integral part of this statement.

Bio-IB, Inc.
(formerly Axcel Capital Partners, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - ORGANIZATION

Bio-IB, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company was formed on April 1, 2002 under the laws of the state of Delaware and received its membership approval from NASD on October 30, 2002, when the Company commenced operations as a registered broker-dealer. The Company was granted permission by the SEC to file its first financial statements for the period October 30, 2002 (effective date of registration as a broker-dealer) to December 31, 2003. The Company previously operated under the business name of Axcel Capital Partners, Inc. The Company was formed primarily to advise European micro-cap and small-cap companies primarily in the biotechnology and information technology sectors in the private placement of securities to United States institutions.

The Company is wholly owned by Axcel Capital Partners SArl, Ltd. ("Ltd."), a Swiss corporation.

The Corporation is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term money market instruments acquired with less than three months to maturity.

Securities Owned

Transactions in securities are recorded on the trade date. Securities owned are recorded at market value on a trade-date basis.

Net changes in unrealized appreciation or depreciation of investments are included in the statement of operations.

NOTE B (continued)

Income Taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has a deferred tax asset, which relates to a net operating loss. A full valuation allowance has been provided against the deferred tax asset as management is of the opinion that it is more likely then not that these benefits will not be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - MANAGEMENT AGREEMENT

The Company entered into a Management Agreement (the "Agreement") with Ltd. on April 15, 2002, whereby the Company pays Ltd. a management fee, as base compensation for services provided to the Company, including, but not limited to, financial services management, information systems, office facilities and administrative services. Additionally, Ltd. provides for overhead expenses, which include, but are not limited to, rent, office equipment and supplies, secretarial expenses, charges for furniture and equipment, utilities, salaries and expenses of directors, employees and agents. As per the Agreement, the initial management fee has been waived by Ltd. until the Company is otherwise notified. The management fee can be adjusted by Ltd. upon 30 days' prior notice to the Company. In addition to the management fee, Ltd. may charge the Company for certain overhead expenses, as determined by the board of directors of Ltd.. The management fee incurred for the period from April 1, 2002 (date of inception) to December 31, 2003 was $12,412.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to minimum net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for the first twelve months of operation) (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $23,428, which was $18,428 in excess of its required net capital of $5,000.

NOTE E - CONCENTRATION RISK AND CREDIT RISK

A substantial portion of the Company's assets is held by a single clearing broker in an account that is not insured.

SUPPLEMENTARY INFORMATION

Bio-IB, Inc.
(formerly Axcel Capital Partners, Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital	
Stockholder's equity	$28,546
Deductions and/or charges	
Nonallowable assets	
Receivable from broker	1,228
Other assets	1,620
Net capital before haircuts on securities position	25,698
Haircuts on securities position	2,270
Net capital	23,428
Aggregate indebtedness	$ 4,884
Aggregate indebtedness to net capital ratio	21%
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of requirement	$ 18,428

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com